UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

AMENDMENT RELATING TO FITELL CORPORATION’S INTERIM DIVIDEND

This Report of Foreign Private Issuer on Form 6-K/A or this Amendment is being furnished by Fitell Corporation or the Company solely for the purpose of amending the Report of Foreign Private Issuer on Form 6-K previous furnished on December 2, 2025 or the Original Report. This Amendment amends the Original Report and Exhibit 99.1 of the Original Report to amend the ex-dividend date of the Company’s interim dividend from December 29, 2025 to December 30, 2025. No other change to the Original Report is made by this Amendment.

INCORPORATION BY REFERENCE

The information contained in this Form 6-K/A shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the registration statements on Form F-3 (File No.333-284232) of the registrant on file with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2025	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)